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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 Schedule 13D/A


          Under the Securities Exchange Act of 1934 (Amendment No. 4)*



                               Prize Energy Corp.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    74267L106
                                 (CUSIP Number)

                              Richard L. Covington
                      125 E. John Carpenter Fwy., Suite 600
                                Irving, TX 75062
                                 (972) 432-1440
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 26, 2000
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO. 74267L106               SCHEDULE 13D

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(1)   Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
      Persons

            NATURAL GAS PARTNERS II, L.P.

--------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group (See Instructions)(a) [ ]
                                                                         (b) [ ]
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(3)   SEC Use Only

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(4)   Source of Funds (See Instructions)                         OO (SEE ITEM 3)


--------------------------------------------------------------------------------
(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e)                                                           [ ]

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(6)   Citizenship or Place of Organization
                NATURAL GAS PARTNERS II, L.P. IS A LIMITED PARTNERSHIP FORMED UNDER THE LAWS OF THE STATE OF DELAWARE

--------------------------------------------------------------------------------
      Number of          (7)      Sole Voting Power                      457,302
      Shares Bene-       -------------------------------------------------------
      ficially           (8)      Shared Voting Power                          0
      Owned by           -------------------------------------------------------
      Each               (9)      Sole Dispositive Power                 457,302
      Reporting          -------------------------------------------------------
      Person With        (10)     Shared Dispositive Power                     0
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(11)  Aggregate Amount Beneficially Owned by Each Reporting Person       457,302

--------------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                     [ ]

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(13)  Percent of Class Represented by Amount in Row (11)                   3.34%

--------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions)                             PN

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CUSIP NO. 74267L106               SCHEDULE 13D

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(1)   Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
      Persons

            G.F.W. ENERGY II, L.P.

--------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group (See Instructions)(a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
(3)   SEC Use Only

--------------------------------------------------------------------------------
(4)   Source of Funds (See Instructions)                         OO (SEE ITEM 3)

--------------------------------------------------------------------------------
(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e)                                                           [ ]

--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization

          G.F.W. ENERGY II, L.P. IS A LIMITED PARTNERSHIP
          FORMED UNDER THE LAWS OF THE STATE OF DELAWARE

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      Number of        (7)      Sole Voting Power                     457,302(1)
      Shares Bene-     ---------------------------------------------------------
      ficially         (8)      Shared Voting Power                            0
      Owned by         ---------------------------------------------------------
      Each             (9)      Sole Dispositive Power                457,302(1)
      Reporting        ---------------------------------------------------------
      Person With      (10)     Shared Dispositive Power                       0
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person    457,302(1)

--------------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                     [ ]

--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)                   3.34%

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(14)  Type of Reporting Person (See Instructions)                             PN

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(1) Solely in its capacity as sole general partner of Natural Gas Partners II,
    L.P.



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CUSIP NO. 74267L106               SCHEDULE 13D

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(1)   Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
      Persons

            GFW II, L.L.C.

--------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group (See Instructions)(a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
(3)   SEC Use Only

--------------------------------------------------------------------------------
(4)   Source of Funds (See Instructions)                         OO (SEE ITEM 3)

--------------------------------------------------------------------------------
(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e)                                                           [ ]

--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization

          GFW II, L.L.C. IS A LIMITED LIABILITY COMPANY
          FORMED UNDER THE LAWS OF THE STATE OF DELAWARE

--------------------------------------------------------------------------------
      Number of            (7)      Sole Voting Power                 457,302(1)
      Shares Bene-         -----------------------------------------------------
      ficially             (8)      Shared Voting Power                        0
      Owned by             -----------------------------------------------------
      Each                 (9)      Sole Dispositive Power            457,302(1)
      Reporting            -----------------------------------------------------
      Person With          (10)     Shared Dispositive Power                   0
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person    457,302(1)

--------------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                     [ ]

--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)                   3.34%

--------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions)                             OO

--------------------------------------------------------------------------------

(1) Solely in its capacity as the sole general partner of G.F.W. Energy II, L.P. which is the sole general partner of Natural Gas Partners II, L.P





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This Amendment No. 4 amends Schedule 13D filed with the Securities and Exchange
Commission on November 6, 1998, as amended on February 17, 2000, on April 10, 2000 and on September 28, 2000, by Natural Gas Partners II, L.P. ("NGP"), G.F.W. Energy II, L.P. ("GFWLP") and GFW II, L.L.C. ("GFW") (collectively, NGP, GFWLP and GFW are referred to herein as "Reporting Persons"), to correct certain typographical errors in Item 5 (a) and (b) of the amendment filed on September 28, 2000 (the "Prior Filing"). Items 1, 2, 3, 4, 5(c)-(e), 6 and 7 of the Prior Filing and the Exhibit Index thereto all remain unchanged.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) NGP is the beneficial owner of 457,302 shares of the Common Stock which represents 3.34% of the outstanding shares of the Common Stock. Each of GFWLP, in its capacity as the sole general partner of NGP, and GFW, in its capacity as the sole general partner of GFWLP, is deemed to be an indirect beneficial owner of the 457,302 shares of the Common Stock beneficially owned by NGP. NGP which acts through its sole general partner GFWLP, which acts through its sole general partner GFW, has the sole power to vote and dispose of such 457,302 shares, subject, however, to the Over-Allotment Option (as described in Item 6 of the Prior Filing).



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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: September 28, 2000           NATURAL GAS PARTNERS II, L.P.

                                   By: G.F.W. Energy II, L.P., its Sole General
                                       Partner
                                   By: GFW II, L.L.C., its Sole General Partner


                                   By:    /s/ Kenneth A. Hersh
                                      -----------------------------------------
                                       Kenneth A. Hersh, Authorized Member



Date: September 28, 2000           G.F.W. Energy II, L.P.
                                   By: GFW III, L.L.C., its Sole General Partner


                                   By:    /s/ Kenneth A. Hersh
                                      ------------------------------------------
                                       Kenneth A. Hersh, Authorized Member



Date: September 28, 2000           GFW II, L.L.C.




                                   By:    /s/ Kenneth A. Hersh
                                      ------------------------------------------
                                       Kenneth A. Hersh, Authorized Member